Suncross Exploration Corporation
435 Martin Street, Suite 3150
Blaine, Washington 98230
 Phone: (604) 377 -8855

August 9, 2007
Mr. Garrett Johnston
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3334
Fax: (202) 772-9368

Re:	Suncross Exploration Corporation
Registration Statement on Form SB-2
Filed July 16, 2007
File No. 333-144597

Dear Mr. Johnston:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Monday, August 13, 2007, or as soon thereafter as practicable.

Additionally, Suncross Exploration Corporation (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

Suncross Exploration Corporation

/s/ Valda Downing
Valda Downing
Chief Executive Officer